                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                             AMENDED - SCHEDULE 13G
                                  Amendment #2

                  Under the Securities and Exchange Act of 1934

                                  Techwell Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87874D101
                                 (CUSIP Number)

                                 March 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 87874D101


1)  Name of Reporting Person              Ameriprise Financial, Inc.

    S.S. or I.R.S. Identification         IRS No. 13-3180631
    No. of Above Person

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2)  Check the Appropriate Box                                           (a) [ ]
    if a Member of a Group                                              (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)  SEC Use Only

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4) Citizenship or Place of Organization   Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  Sole Voting Power                     -0-

6)  Shared Voting Power                   -0-

7)  Sole Dispositive Power                -0-

8)  Shared Dispositive Power              -0-

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9)  Aggregate Amount Beneficially
    Owned by Each Reporting Person        0

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10) Check if the Aggregate Amount in
    Row (9) Excludes Certain Shares       Not Applicable

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11) Percent of Class Represented by
    Amount In Row (9)                     0.00%

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12) Type of Reporting Person              CO

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CUSIP NO. 87874D101

1)  Name of Reporting Person              RiverSource Investments, LLC

    S.S. or I.R.S. Identification         IRS No. 41-1533211
    No. of Above Person

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2)  Check the Appropriate Box                                           (a) [ ]
    if a Member of a Group                                              (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)  SEC Use Only

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4)  Citizenship or Place of Organization  Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)  Sole Voting Power                     -0-

6)  Shared Voting Power                   -0-

7)  Sole Dispositive Power                -0-

8)  Shared Dispositive Power              -0-

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9)  Aggregate Amount Beneficially
    Owned by Each Reporting Person        0

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10) Check if the Aggregate Amount in
    Row (9) Excludes Certain Shares       Not Applicable

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11) Percent of Class Represented by
    Amount In Row (9)                     0.00%

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12) Type of Reporting Person              IA

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1(a) Name of Issuer:                    Techwell Inc.

1(b) Address of Issuer's Principal      408 East Plumeria Drive
     Executive Offices:                 San Jose, CA 95134

2(a) Name of Person Filing:             (a) Ameriprise Financial, Inc. ("AFI")
                                        (b) RiverSource Investments, LLC ("RvS")

2(b) Address of Principal Business
     Office:                            c/o Ameriprise Financial, Inc.
                                        145 Ameriprise Financial Center
                                        Minneapolis, MN 55474

2(c) Citizenship:                       (a) Delaware
                                        (b) Minnesota

2(d) Title of Class of Securities:      Common Stock

2(e) Cusip Number:                      87874D101

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

     (a)  Ameriprise Financial, Inc.

          A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

     (b)  RiverSource Investments, LLC

          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by RvS. Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC, disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

                                 Not Applicable

9    Notice of Dissolution of Group:

                                 Not Applicable

10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010

                                        Ameriprise Financial, Inc.


                                        By /s/ Wade M. Voigt
                                           -------------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration

                                        Contact Information

                                           Wade M. Voigt
                                           Director - Fund Administration
                                           Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II   Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - RiverSource Investments, LLC, is investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated April 9, 2010 in connection with their beneficial ownership of Techwell Inc. RiverSource Investments, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ---------------------------------
    Wade M. Voigt
    Director - Fund Administration

RiverSource Investments, LLC


By: /s/ Amy Johnson
    ---------------------------------
    Amy Johnson
    Chief Administrative Officer